Filed by Canadian National Railway Company

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Kansas City Southern

Commission File No.: 001-04717

Date: April 27, 2021

On April 26, 2021, Canadian National Railway Company (“CN”) issued the following press release.

Press Release

North America’s Railroad

CN First Quarter Results Demonstrate Continued Economic Recovery

Record Intermodal Traffic and Shipments of Canadian Grain

Positioned to Drive Long-Term USMCA Growth as Economy Rebounds

CN Now Targeting Double-Digit Adjusted Diluted EPS Growth(1)

MONTREAL, April 26, 2021 — CN (TSX: CNR) (NYSE: CNI) today announced solid results in the first quarter of 2021, including an industry-leading increase in traffic volume of five per cent year-over-year. The Company updated its 2021 financial outlook and is now targeting double-digit adjusted diluted earnings per share growth(1).

“Industry-outpacing growth in our intermodal business, as well as our strong financial performance, position CN to be the premier railway of the 21st century: an engine of North American economic growth and prosperity and both an operational and sustainability leader. Gains in safety, train length, car velocity, labor productivity, fuel efficiency and other key measures demonstrate our strong operational performance. Our proposal to combine with Kansas City Southern (KCS) will drive value to KCS and CN shareholders and significantly enhance customer choice and competition, while further reducing greenhouse gas emissions by converting truck to rail. We have a high degree of confidence in our business, our offer to KCS and our vision for the future. We could not have achieved these results without the extraordinary talent and dedication of our great team of railroaders, who have our respect and appreciation, as always.”

–	JJ Ruest, President and Chief Executive Officer of CN

Financial results highlights

First-quarter 2021 compared to first-quarter 2020

•	Operating income of C$1,327 million, an increase of nine per cent, and adjusted operating income of C$1,190 million, a decrease of two per cent. (1)
•	Revenues of C$3,535 million were in line with the prior year.
•	Operating ratio of 62.5 per cent, an improvement of 3.2 points, and adjusted operating ratio of 66.3 per cent, an increase of 0.6 points. (1)
•	Diluted earnings per share (EPS) of C$1.37, a decrease of four per cent, and adjusted diluted EPS of C$1.23, an increase of one per cent. (1)
•

CN recovered C$137 million, or C$102 million after-tax (C$0.14 per diluted share), of the C$486 million loss on assets held for sale recorded in the second quarter of 2020, resulting from the Company entering into a definitive agreement for the sale of non-core lines in Wisconsin, Michigan and Ontario.

Operating Performance

First-quarter 2021 compared to first-quarter 2020

Operating performance improved in the first quarter of 2021 when compared to the same period in 2020, mainly due to the partial economic recovery and reduced impacts of the COVID-19 pandemic as well as the impacts of the illegal blockades in the first quarter of 2020.

•	Federal Railroad Association (FRA) personal injury and accident rates decreased by 27 per cent and 36 per cent, respectively.
•	Fuel efficiency improved by four percent to 0.92 US gallons of locomotive fuel consumed per 1,000 gross ton miles.
•	Train length (in feet) increased by five per cent.
•	Through dwell (entire railroad, hours) remained flat.
•	Car velocity (car miles per day) increased by five per cent.
•	Through network train speed (mph) decreased by one per cent.

CN | 2021 Quarterly Review – First Quarter    1

Press Release

Updated 2021 financial outlook(2)

CN updated its 2021 financial outlook and is now targeting double-digit adjusted diluted EPS growth, versus 2020 adjusted diluted EPS of C$5.31(1) (compared to its financial outlook of January 26, 2021, which called for adjusted diluted EPS growth in the high single-digit range). The Company now assumes high single-digit volume growth in 2021 in terms of revenue ton miles (RTMs). Furthermore, CN is still targeting free cash flow in the range of C$3.0 billion to C$3.3 billion in 2021 compared to C$3.2 billion in 2020.

First-quarter 2021 revenues, traffic volumes and expenses

Revenues for the first quarter of 2021 of C$3,535 million were in line with the prior year. Record first quarter intermodal traffic and shipments of Canadian grain, and freight rate increases were offset by lower volumes for other commodity groups caused mainly by the ongoing effects of the COVID-19 pandemic, the negative translation impact of a stronger Canadian dollar and lower applicable fuel surcharge rates. The unfavorable revenue impact of the polar vortex in February 2021 was similar in magnitude to the unfavorable revenue impact of the illegal blockades in February 2020.

RTMs, measuring the weight and distance of freight transported by CN, increased by five per cent from the year-earlier period. Freight revenue per RTM decreased by five per cent over the year-earlier period, mainly driven by the negative translation impact of a stronger Canadian dollar, lower applicable fuel surcharge rates and an increase in the average length of haul; partly offset by freight rate increases.

Operating expenses for the first quarter decreased by five per cent to C$2,208 million, mainly due to a recovery of the loss on assets held for sale resulting from the Company entering into an agreement for the sale of non-core lines as well as the positive translation impact of a stronger Canadian dollar; partly offset by higher incentive compensation and higher fuel costs.

Proposed combination with KCS

On April 20, 2021, CN announced a superior proposal to combine with KCS (NYSE: KSU) in a transaction valued at US$325 per KCS share, or approximately US$33.7 billion(3). On April 24, 2021, KCS’ Board of Directors unanimously determined that CN’s proposal could reasonably be expected to lead to a “Company Superior Proposal” as defined in KCS’ existing merger agreement with Canadian Pacific Railway Limited (“CP”), allowing CN and KCS to engage in discussions with respect to CN’s proposal.

Under the terms of CN’s proposal, KCS shareholders will receive US$200 in cash and 1.059 shares of CN common stock upon closing of the transaction into a voting trust. CN is proposing to use a voting trust structure identical to that proposed by CP. CN anticipates that the Surface Transportation Board will approve CN’s proposed voting trust on the same timetable as CP’s proposal.

A combination of CN and KCS will create a safer, faster, cleaner and stronger railway that is ideally positioned to support the growth of an emerging consumption-based economy through better service options and customer choice. Specifically, this combination will create an express route that connects the U.S., Mexico and Canada with a seamless single-owner, single-operator service, preserves access to all existing interchange options to enhance route choice and ensures robust price competition with new routes and a commitment to maintain open gateways to competitor networks. CN believes this combination will help make its customers’ businesses better, speed the movement of goods from country to country and coast to coast, enhance competition, create jobs up and down the railroad and prevent millions of tons of greenhouse gases from entering the atmosphere by converting truck traffic to rail. Together, the combined company will offer an enhanced ability to connect ports in the Atlantic, Pacific and the Gulf of Mexico while also adding more fluid, rapid and cost-efficient options across network points such as Laredo, Texas; Detroit, Michigan; and Southern Ontario, Canada, for both new and existing customers. CN looks forward to engaging constructively with KCS’ Board and all relevant stakeholders to deliver this superior transaction.

2    CN | 2021 Quarterly Review – First Quarter

Press Release

(1) Non-GAAP Measures

CN reports its financial results in accordance with United States generally accepted accounting principles (GAAP). CN also uses non-GAAP measures in this news release that do not have any standardized meaning prescribed by GAAP, such as adjusted performance measures. These non-GAAP measures may not be comparable to similar measures presented by other companies. For further details of these non-GAAP measures, including a reconciliation to the most directly comparable GAAP financial measures, refer to the attached supplementary schedule, Non-GAAP Measures.

CN’s full-year adjusted diluted EPS outlook (2) excludes the expected impact of certain income and expense items. However, management cannot individually quantify on a forward-looking basis the impact of these items on its EPS because these items, which could be significant, are difficult to predict and may be highly variable. As a result, CN does not provide a corresponding GAAP measure for, or reconciliation to, its adjusted diluted EPS outlook.

(2) Forward-Looking Statements

Certain statements included in this news release constitute “‘forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws, including statements based on management’s assessment and assumptions and publicly available information with respect to KCS, regarding the proposed transaction between CN and KCS, the expected benefits and synergies of the proposed transaction, future opportunities for the combined company and future shareholder returns. By their nature, forward-looking statements involve risks, uncertainties and assumptions. The Company cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Forward-looking statements may be identified by the use of terminology such as “believes,” “expects,” “anticipates,” “assumes,” “outlook,” “plans,” “targets” or other similar words.

Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors which may cause the actual results, performance or achievements of CN, or the combined company, to be materially different from the outlook or any future results, performance or achievements implied by such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Important risk factors that could affect the forward-looking statements in this news release include, but are not limited to: the outcome of any possible transaction between CN and KCS, including the possibility that a transaction will not be agreed to or that the terms of any definitive agreement will be materially different from those described; the parties’ ability to consummate the proposed transaction; the conditions to the completion of the proposed transaction; that the regulatory approvals required for the proposed transaction may not be obtained on the terms expected or on the anticipated schedule or at all; CN’s indebtedness, including the substantial indebtedness CN expects to incur and assume in connection with the proposed transaction and the need to generate sufficient cash flows to service and repay such debt; CN’s ability to meet expectations regarding the timing, completion, accounting and tax treatments of the proposed transaction; the possibility that CN may be unable to achieve expected synergies and operating efficiencies within the expected time-frames or at all and to successfully integrate KCS’ operations with those of CN; that such integration may be more difficult, time-consuming or costly than expected; that operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers or suppliers) may be greater than expected following the proposed transaction or the public announcement of the proposed transaction; the retention of certain key employees of KCS may be difficult; the duration and effects of the COVID-19 pandemic, general economic and business conditions, particularly in the context of the COVID-19 pandemic; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators; the adverse impact of any termination or revocation by the Mexican government of KCS de México, S.A. de C.V.’s Concession; increases in maintenance and operating costs; security threats; reliance on technology and related cybersecurity risk; trade restrictions or other changes to international trade arrangements; transportation of hazardous materials; various events which could disrupt operations, including illegal blockades of rail networks and natural events such as severe weather, droughts, fires, floods and earthquakes; climate change; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings or other types of claims and litigation; risks and liabilities arising from derailments; timing and completion of capital programs; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should also be made to Management’s Discussion and Analysis (MD&A) in CN’s annual and interim reports, Annual Information Form and Form 40-F, filed with Canadian and U.S. securities regulators and available on CN’s website, for a description of major risk factors relating to CN.

Forward-looking statements reflect information as of the date on which they are made. CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement.

(3) Based on CN closing share price on the NYSE of US$118.13 as of April 19, 2021.

2021 key assumptions

CN has made a number of economic and market assumptions in preparing its 2021 outlook. The Company now assumes that North American industrial production for the year will increase in the high single-digit range (compared to its January 26, 2021 assumption of an increase in the mid single-digit range), and assumes U.S. housing starts of approximately 1.45 million units and U.S. motor vehicle sales of approximately 16 million units. For the 2020/2021 crop year, the grain crop in Canada was above its three-year average and the U.S. grain crop was in line with its three-year average. The Company assumes that the 2021/2022 grain crops in both Canada and the U.S. will be in line with their respective three-year averages. CN now assumes total RTMs in 2021 will increase in the high single-digit range versus 2020 (compared to its January 26, 2021 assumption of an increase in the mid single-digit range). CN assumes continued pricing above rail inflation. CN assumes that in 2021, the value of the Canadian dollar in U.S. currency will be approximately $0.80, and now assumes that in 2021 the average price of crude oil (West Texas Intermediate) will be approximately US$60 per barrel (compared to its January 26, 2021 assumption of approximately US$50 per barrel). In 2021, CN plans to invest approximately C$3.0 billion in its capital program, of which C$1.6 billion is targeted toward track and railway infrastructure maintenance.

No Offer or Solicitation

This news release does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

CN | 2021 Quarterly Review – First Quarter     3

Press Release

Additional Information and Where to Find It

This news release relates to a proposal which CN has made for an acquisition of KCS. In furtherance of this proposal and subject to future developments, CN (and, if a negotiated transaction is agreed, KCS) may file one or more registration statements, proxy statements, tender offer statements or other documents with the U.S. Securities and Exchange Commission (“SEC”) or applicable securities regulators in Canada. This news release is not a substitute for any proxy statement, registration statement, tender offer statement, prospectus or other document CN and/or KCS may file with the SEC or applicable securities regulators in Canada in connection with the proposed transactions.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT(S), REGISTRATION STATEMENT(S), TENDER OFFER STATEMENT, PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC OR APPLICABLE SECURITIES REGULATORS IN CANADA CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CN, KCS AND THE PROPOSED TRANSACTIONS. Any definitive proxy statement(s), registration statement or prospectus(es) and other documents filed by CN and KCS (if and when available) will be mailed to stockholders of CN and/or KCS, as applicable. Investors and security holders will be able to obtain copies of these documents (if and when available) and other documents filed with the SEC and applicable securities regulators in Canada by CN free of charge through at www.sec.gov and www.sedar.com. Copies of the documents filed by CN (if and when available) will also be made available free of charge by accessing CN’s website at www.CN.ca.

Participants

This news release is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC and applicable securities regulators in Canada. Nonetheless, CN and its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions. Information about CN’s executive officers and directors is available in its 2021 Management Information Circular, dated March 9, 2021, as well as its 2020 Annual Report on Form 40-F filed with the SEC on February 1, 2021, in each case available on its website at www.CN.ca/investors/ and at www.sec.gov and www.sedar.com. Additional information regarding the interests of such potential participants will be included in one or more registration statements, proxy statements, tender offer statements or other documents filed with the SEC and applicable securities regulators in Canada if and when they become available. These documents (if and when available) may be obtained free of charge from the SEC’s website at www.sec.gov and www.sedar.com, as applicable.

This earnings news release, as well as additional information, including the Financial Statements, Notes thereto and MD&A, is contained in CN’s Quarterly Review available on the Company’s website at www.cn.ca/financial-results and on SEDAR at www.sedar.com as well as on the U.S. Securities and Exchange Commission’s website at www.sec.gov through EDGAR.

About CN

CN is a world-class transportation leader and trade-enabler. Essential to the economy, to the customers, and to the communities it serves, CN safely transports more than 300 million tons of natural resources, manufactured products, and finished goods throughout North America every year. As the only railroad connecting Canada’s Eastern and Western coasts with the U.S. South through a 19,500-mile rail network, CN and its affiliates have been contributing to community prosperity and sustainable trade since 1919. CN is committed to programs supporting social responsibility and environmental stewardship.

Contacts:
Media	Investment Community
Mathieu Gaudreault	Paul Butcher
Senior Advisor	Vice-President
Media Relations	Investor Relations
(514) 249-4735	(514) 399-0052
media@cn.ca	investor.relations@cn.ca

4    CN | 2021 Quarterly Review – First Quarter

Selected Railroad Statistics – unaudited

	Three months ended March 31

	2021	2020

Financial measures

Key financial performance indicators (1)

Total revenues ($ millions)	3,535	3,545

Freight revenues ($ millions)	3,423	3,424

Operating income ($ millions)	1,327	1,215

Adjusted operating income ($ millions) (2)	1,190	1,215

Net income ($ millions)	974	1,011

Adjusted net income ($ millions) (2)	872	870

Diluted earnings per share ($)	1.37	1.42

Adjusted diluted earnings per share ($) (2)	1.23	1.22

Free cash flow ($ millions)(2)	539	573

Gross property additions ($ millions)	412	603

Share repurchases ($ millions)	291	379

Dividends per share ($)	0.615	0.575

Financial position (1)

Total assets ($ millions)	44,964	46,435

Total liabilities ($ millions)	25,073	27,601

Shareholders’ equity ($ millions)	19,891	18,834

Financial ratio

Operating ratio (%)	62.5	65.7

Adjusted operating ratio (%) (2)	66.3	65.7

Operational measures (3)

Statistical operating data

Gross ton miles (GTMs) (millions)	120,780	113,979

Revenue ton miles (RTMs) (millions)	61,454	58,370

Carloads (thousands)	1,431	1,335

Route miles (includes Canada and the U.S.)	19,500	19,500

Employees (end of period)	24,577	23,975

Employees (average for the period)	24,508	25,264

Key operating measures

Freight revenue per RTM (cents)	5.57	5.87

Freight revenue per carload ($)	2,392	2,565

GTMs per average number of employees (thousands)	4,928	4,512

Operating expenses per GTM (cents)	1.83	2.04

Labor and fringe benefits expense per GTM (cents)	0.65	0.65

Diesel fuel consumed (US gallons in millions)	111.3	108.9

Average fuel price ($ per US gallon)	2.89	2.90

Fuel efficiency (US gallons of locomotive fuel consumed per 1,000 GTMs)	0.92	0.96

Train weight (tons)	9,421	9,134

Train length (feet)	8,340	7,977

Car velocity (car miles per day)	187	178

Through dwell (entire railroad, hours)	8.3	8.3

Through network train speed (miles per hour)	18.1	18.2

Locomotive utilization (trailing GTMs per total horsepower)	198	183

Safety indicators (4)

Injury frequency rate (per 200,000 person hours)	1.65	2.25

Accident rate (per million train miles)	1.15	1.81
(1)	Amounts expressed in Canadian dollars and prepared in accordance with United States generally accepted accounting principles (GAAP), unless otherwise noted.

(2)	See supplementary schedule entitled Non-GAAP Measures for an explanation of these non-GAAP measures.

(3)

Statistical operating data, key operating measures and safety indicators are unaudited and based on estimated data available at such time and are subject to change as more complete information becomes available. Definitions of gross ton miles, fuel efficiency, train weight, train length, car velocity, through dwell and through network train speed are included within the Company’s Management’s Discussion and Analysis. Definitions of all other indicators are provided on CN’s website, www.cn.ca/glossary.

(4)	Based on Federal Railroad Administration (FRA) reporting criteria.

CN | 2021 Quarterly Review – First Quarter     5

Supplementary Information – unaudited

	Three months ended March 31
	2021	2020	% Change Fav (Unfav)	% Change at constant currency Fav (Unfav)(1)

Revenues ($ millions) (2)
Petroleum and chemicals	661	791	(16%)	(13%)
Metals and minerals	368	405	(9%)	(5%)
Forest products	429	433	(1%)	3%
Coal	126	143	(12%)	(10%)
Grain and fertilizers	713	610	17%	20%
Intermodal	968	849	14%	16%
Automotive	158	193	(18%)	(14%)

Total freight revenues	3,423	3,424	— %	3%
Other revenues	112	121	(7%)	(4%)

Total revenues	3,535	3,545	— %	3%

Revenue ton miles (RTMs)(millions) (3)
Petroleum and chemicals	10,732	13,688	(22%)	(22%)
Metals and minerals	6,293	6,476	(3%)	(3%)
Forest products	6,670	6,322	6%	6%
Coal	4,026	4,078	(1%)	(1%)
Grain and fertilizers	17,841	14,199	26%	26%
Intermodal	15,233	12,762	19%	19%
Automotive	659	845	(22%)	(22%)

Total RTMs	61,454	58,370	5%	5%

Freight revenue / RTM (cents) (2) (3)
Petroleum and chemicals	6.16	5.78	7%	11%
Metals and minerals	5.85	6.25	(6%)	(2%)
Forest products	6.43	6.85	(6%)	(2%)
Coal	3.13	3.51	(11%)	(9%)
Grain and fertilizers	4.00	4.30	(7%)	(5%)
Intermodal	6.35	6.65	(5%)	(3%)
Automotive	23.98	22.84	5%	10%

Total freight revenue / RTM	5.57	5.87	(5%)	(2%)

Carloads (thousands) (3)
Petroleum and chemicals	150	173	(13%)	(13%)
Metals and minerals	223	241	(7%)	(7%)
Forest products	86	88	(2%)	(2%)
Coal	69	77	(10%)	(10%)
Grain and fertilizers	176	150	17%	17%
Intermodal	676	548	23%	23%
Automotive	51	58	(12%)	(12%)

Total carloads	1,431	1,335	7%	7%

Freight revenue / carload ($) (2) (3)
Petroleum and chemicals	4,407	4,572	(4%)	— %
Metals and minerals	1,650	1,680	(2%)	3%
Forest products	4,988	4,920	1%	6%
Coal	1,826	1,857	(2%)	1%
Grain and fertilizers	4,051	4,067	— %	2%
Intermodal	1,432	1,549	(8%)	(6%)
Automotive	3,098	3,328	(7%)	(2%)

Total freight revenue / carload	2,392	2,565	(7%)	(4%)

(1)	See supplementary schedule entitled Non-GAAP Measures for an explanation of this non-GAAP measure.

(2)	Amounts expressed in Canadian dollars.

(3)	Statistical operating data and related key operating measures are unaudited and based on estimated data available at such time and are subject to change as more complete information becomes available.

6    CN | 2021 Quarterly Review – First Quarter

Non-GAAP Measures – unaudited

In this supplementary schedule, the “Company” or “CN” refers to Canadian National Railway Company, together with its wholly-owned subsidiaries. Financial information included in this schedule is expressed in Canadian dollars, unless otherwise noted.

CN reports its financial results in accordance with United States generally accepted accounting principles (GAAP). The Company also uses non-GAAP measures that do not have any standardized meaning prescribed by GAAP, including adjusted performance measures, constant currency, free cash flow and adjusted debt-to-adjusted earnings before interest, income taxes, depreciation and amortization (EBITDA) multiple. These non-GAAP measures may not be comparable to similar measures presented by other companies. From management’s perspective, these non-GAAP measures are useful measures of performance and provide investors with supplementary information to assess the Company’s results of operations and liquidity. These non-GAAP measures should not be considered in isolation or as a substitute for financial measures prepared in accordance with GAAP.

Adjusted performance measures

Management believes that adjusted net income, adjusted earnings per share, adjusted operating income and adjusted operating ratio are useful measures of performance that can facilitate period-to-period comparisons, as they exclude items that do not necessarily arise as part of CN’s normal day-to-day operations and could distort the analysis of trends in business performance. Management uses adjusted performance measures, which exclude certain income and expense items in its results that management believes are not reflective of CN’s underlying business operations, to set performance goals and as a means to measure CN’s performance. The exclusion of such income and expense items in these measures does not, however, imply that these items are necessarily non-recurring. These measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.

For the three months ended March 31, 2021, the Company’s adjusted net income was $872 million, or$ 1.23 per diluted share, which excludes $137 million, or$ 102 million after-tax ($0.14 per diluted share), resulting from the recovery of the loss on assets held for sale recorded in the second quarter of 2020, to reflect an agreement for the sale of certain non-core rail lines to a short line operator.

For the three months ended March 31, 2020, the Company’s adjusted net income was $870 million, or$ 1.22 per diluted share, which excludes a current income tax recovery of $ 141 million ($0.20 per diluted share) resulting from the enactment of the Coronavirus Aid, Relief, and Economic Security (CARES) Act, a U.S. tax-and-spending package aimed at providing additional stimulus to address the economic impact of the COVID-19 pandemic.

The following table provides a reconciliation of net income and earnings per share in accordance with GAAP, as reported for the three months ended March 31, 2021 and 2020, to the non-GAAP adjusted performance measures presented herein:

	Three months ended March 31
In millions, except per share data	2021	2020

Net income	$974	$1,011

Adjustments:
Recovery of loss on assets held for sale	(137)	—
Income tax expense (recovery)(1)	35	(141)
Adjusted net income	$872	$870
Basic earnings per share	$1.37	$1.42
Impact of adjustments, per share	(0.14)	(0.20)
Adjusted basic earnings per share	$1.23	$1.22
Diluted earnings per share	$1.37	$1.42
Impact of adjustments, per share	(0.14)	(0.20)
Adjusted diluted earnings per share	$1.23	$1.22

(1)	Includes the tax impact of: (i) adjustments based on the nature of the item for tax purposes and related tax rates in the applicable jurisdiction; or (ii) tax law changes and rate enactments.

CN | 2021 Quarterly Review – First Quarter    7

Non-GAAP Measures – unaudited

The following table provides a reconciliation of operating income and operating ratio in accordance with GAAP, as reported for the three months ended March 31, 2021 and 2020, to the non-GAAP adjusted performance measures presented herein:

	Three months ended March 31
In millions, except percentage	2021	2020

Operating income	$1,327	$1,215
Adjustment: Recovery of loss on assets held for sale	(137)	—

Adjusted operating income	$1,190	$1,215

Operating ratio (1)	62.5%	65.7%
Impact of adjustment	3.8pts	—

Adjusted operating ratio	66.3%	65.7%

(1)	The operating ratio is defined as operating expenses as a percentage of revenues.

Constant currency

Financial results at constant currency allow results to be viewed without the impact of fluctuations in foreign currency exchange rates, thereby facilitating period-to-period comparisons in the analysis of trends in business performance. Measures at constant currency are considered non-GAAP measures and do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. Financial results at constant currency are obtained by translating the current period results denominated in US dollars at the foreign exchange rates of the comparable period in the prior year. The average foreign exchange rates were $1.27 and $1.34 per US$1.00 for the three months ended March 31, 2021 and 2020, respectively.

On a constant currency basis, the Company’s net income for the three months ended March 31, 2021 would have been higher by $33 million ($0.05 per diluted share).

Free cash flow

Management believes that free cash flow is a useful measure of liquidity as it demonstrates the Company’s ability to generate cash for debt obligations and for discretionary uses such as payment of dividends, share repurchases, and strategic opportunities. The Company defines its free cash flow measure as the difference between net cash provided by operating activities and net cash used in investing activities, adjusted for the impact of business acquisitions, if any. Free cash flow does not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.

The following table provides a reconciliation of net cash provided by operating activities in accordance with GAAP, as reported for the three months ended March 31, 2021 and 2020, to the non-GAAP free cash flow presented herein:

	Three months ended March 31
In millions	2021	2020

Net cash provided by operating activities	$952	$1,180
Net cash used in investing activities	(413)	(607)

Free cash flow	$539	$573

8    CN | 2021 Quarterly Review – First Quarter

Non-GAAP Measures – unaudited

Adjusted debt-to-adjusted EBITDA multiple

Management believes that the adjusted debt-to-adjusted EBITDA multiple is a useful credit measure because it reflects the Company’s ability to service its debt and other long-term obligations. The Company calculates the adjusted debt-to-adjusted EBITDA multiple as adjusted debt divided by adjusted EBITDA. These measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.

The following table provides a reconciliation of debt and net income in accordance with GAAP, reported as at and for the twelve months ended March 31, 2021 and 2020, to the adjusted measures presented herein, which have been used to calculate the non-GAAP adjusted debt-to-adjusted EBITDA multiple:

In millions, unless otherwise indicated	As at and for the twelve months ended March 31,	2021	2020
Debt		$12,928	$15,287
Adjustments:
Operating lease liabilities, including current portion		387	493
Pension plans in deficiency		548	527
Adjusted debt		$13,863	$16,307
Net income		$3,525	$4,441
Interest expense		545	546
Income tax expense		1,145	1,122
Depreciation and amortization		1,601	1,514
EBITDA		6,816	7,623
Adjustments:
Loss on assets held for sale		349	—
Other loss (income)		7	(62)
Other components of net periodic benefit income		(333)	(319)
Operating lease cost		138	166
Adjusted EBITDA		$6,977	$7,408
Adjusted debt-to-adjusted EBITDA multiple (times)		1.99	2.20

CN | 2021 Quarterly Review – First Quarter    9